Mail Stop 3561

July 2, 2007

Mr. Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
260 South Los Robles, Suite 217
Pasadena, California 91101

> **Re: General Finance Corporation**
> **Amendment No. 8 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **Filed June 19, 2007**
> **File No. 001-32845**

Dear Mr. Valenta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pro Forma Financial Statements, page 73

1.   We note your response to comment 14 of our letter dated June 19, 2007. Your response indicates that the accounting for your acquisition of Royal Wolf would be identical to a public shell with nominal assets acquiring an operating company

as a reverse acquisition, except that no goodwill or other intangible would be recorded, as described in the Staff Training Manual. However, we note that the proposed transaction differs from the situation described in the Staff Training Manual in several important respects. In a reverse merger recapitalization, the owners and management of the private operating company have actual or effective control of the combined company after the transaction, with shareholders of the public shell continuing only as passive investors. This situation typically occurs when the public shell has no significant assets, and its shareholders receive a passive minority interest in the combined company in exchange for enabling the operating company to become public. While the management of Royal Wolf may have operational control of the business immediately after the proposed merger, we note that the shareholders of General Finance will control all of the voting rights, and the board of directors will consist entirely of representatives from General Finance, both of which would appear to give General Finance the ability to unilaterally replace the management of Royal Wolf. In addition, we note that General Finance does not have nominal net assets prior to the proposed merger, and in fact is the party which will be distributing cash and incurring liabilities. Since it would appear that the only factor in paragraphs 16-17 of SFAS 141 which may support Royal Wolf as the accounting acquirer is the senior management of the combined entity, and all other relevant factors would appear to indicate that General Finance is the accounting acquirer, we believe that General Finance would be considered the accounting acquirer in the proposed transaction. Please revise the pro forma financial statements and related disclosures accordingly.

2.   We note that General Finance has no substantive operations prior to the consummation of the proposed merger, and accordingly, Royal Wolf will be considered the predecessor of General Finance. As a result, the audited financial statements of Royal Wolf, including those for the interim period through the date of the consummation of the merger, will be required to be included in the combined company's Exchange Act reports, until such time as the post-merger financial statements include the results of operations for Royal Wolf for all periods that are required to be presented.

Compensation Discussion and Analysis, page 97

3.   We note your response to comment six of our letter dated June 19, 2007. It is unclear to us how RWA meets the definition of a foreign private issuer. A foreign issuer is **not** a "foreign private issuer" if more than 50% of the issuer's outstanding voting securities are held of record by residents of the United States. Bison-GE, a Delaware limited liability company, owns more than 50% of the outstanding voting securities of RWA. If RWA is not a foreign-private issuer, then the complete disclosure required by Item 402 of Regulation S-K would be required. Please revise or advise.

4.   If the company continues to believe it is a foreign private issuer, we note that the company has chosen to comply with some of the new disclosure rules. The company must comply with all of the disclosure rules if it elects to comply with the new disclosure rules. See Question 3 from the Executive Compensation and Related Person Disclosure Transition Questions and Answers.

5.   Discuss in greater detail the role of the compensation consultant, as established by the Compensation Committee.

6.   Clarify the role of the CEO in determining executive compensation. See Item 402(b)(2)(xv) of Regulation S-K.

7.   Provide a discussion of your compensation policies regarding the information from Item 402(b)(2)(i) through (iii) of Regulation S-K.

8.   We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn their cash bonuses. Please discuss the specific performance targets used to determine incentive amounts. If you believe such information is confidential, provide your analysis supplementally. To the extent that it is appropriate to omit specific targets and you provide disclosure pursuant Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. We may have further comment.

9.   Clarify how the company determined the amount of options granted. See Item 402(b)(1)(v) of Regulation S-K.

10.   Clarify why you pay each element of compensation. See Item 402(b)(1)(iv) of Regulation S-K.

11.   Update the information in this section to include the information for the latest fiscal year ended June 30, 2007.

12.   In footnote one to the Options Exercised Table, clarify the embedded value that was paid by Bison-GE and disclose the remaining amount to be paid in connection with the acquisition of RWA.

13.   Clarify how your compensation policy and procedures will change as a result of the business combination.

Related Party Transactions, page 101

14.   Provide the disclosure required by Item 404(b) of Regulation S-K.

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact David Walz at 202-551-3358 or Carlton Tartar at 202-551-3387, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329, or Pamela Howell, who supervised the review of your filing, at 202 551-3357, with any other questions.

                                                    Sincerely,

                                                    John Reynolds
                                                    Assistant Director
                                                    Office of Emerging Growth
                                                    Companies

cc: Dale E. Short, Esq.
        Fax (310) 201-4746